THE BREWER'S TABLE



ANNUAL REPORT FOR 2016

April 2017





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BREWER'S TABLE – EAST AUSTIN LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Brewer's Table – East Austin LLC, a Texas limited liability company (**"Brewer's Table"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.



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TABLE OF CONTENTS
_____

I.   SUMMARY OF BUSINESS...1

II.   DESCRIPTION OF BUSINESS CAPITALIZATION 3

III.   KEY PERSONS...5

IV.   RISK FACTORS..6

V.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS 14

APPENDIX A FINANCIAL STATEMENTS & OFFICER CERTIFICATION



I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Brewer's Table – East Austin LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	Texas
Date of Incorporation	02/26/2016
Physical Address of Issuer	4715 East 5th St, Austin Texas 78702
Number of Employees	2

SUMMARY OF ISSUER'S BUSINESS PLAN

The Brewer's Table is bringing a new craft brewery and restaurant concept to Austin.

The "chef's table" has long been a part of restaurant culture – typically in the form of an exclusive area where friends, family and distinguished guests find a unique experience. The Brewer's Table is focused on bringing the best components of the chef's table to a new type of environment.

We will focus on a balanced approach to both food and beer. This will not be a brewery with food, nor a restaurant with beer, but an experience providing equal attention to both of these components. This attention to detail and balance will be carried throughout the space and service, bringing an elevated experience to Austin's beer scene.

Taking inspiration from traditional methods of food and beer preparation, The Brewer's Table will create for modern-day Austin something so old, it's brand new. The food and beer programs share a common theme: oak. Seasonal, locally sourced ingredients cooked over wood paired with fresh oak-fermented ales and lagers will create an entirely new experience for food and beer lovers. Bringing a new and unique perspective to the age old tradition of food and drink, The Brewer's Table is our modern interpretation of the way things used to be.

The Brewer's Table will be launched in East Austin, a creative district that is known as a craft brewery destination. Founder Jake Maddux (formerly of Salt & Time, Thirsty Planet Brewing, New Belgium Brewing, and Anchor Brewing Co) is one of Austin's most well-known personalities in the beer community. His partner Ali Sabzevari brings over a decade of additional finance, operations, and marketing expertise in the service industry, including current operating roles at Lonestar Syndicate and Craftsman bar with previous operating roles at Revival Cycles, and Helm Boots.



BUSINESS MODEL

The Brewer's Table will be open seven days a week for lunch and dinner. There will be 8-15 items on the food menu at an average price point of $12-$18. The food menu will be seasonal, local, and therefore, rotated. It will have a rustic theme focused on whole proteins as well as have a Texas and Mediterranean influence. The menu will make use of a custom-made wood-fired grill. The style and layout of our brewing program could be taken straight out of the Belgian countryside. Utilizing primarily oak, the focus will be developing a beer program that can satisfy any palate. Using giant oak barrels/tanks called "puncheons" and "foudres" in addition to traditional oak barrels, The Brewer's Table will develop quick turnaround beers as well as complex beers reliant on the long-term souring that takes place in foudres. The on-premise brewing program for The Brewer's Table will focus on the old world art of oak barrel fermentation. Using a combination of different sizes and toasts of oak barrels and tanks, we will create fresh beers brewed and fermented the way it's been done for thousands of years, but with modern day refrigeration.

There will be table service as well as bar service at Brewer's Table. Service will be friendly, knowledgeable, and passionate. All front of house staff members will be required to be certified by the Cicerone Certification Program and must learn how to brew the beer made on-site. There will also be an in-house training program to have The Brewer's Table be an education opportunity for its employees.

Brewing & Fermentation
- Premiere 7bbl 2-vessel direct fire system
- 3 7bbl jacketed stainless steel fermenters
- 6 7bbl un-jacketed stainless steel serving tanks
- 7 25HL French Oak foudres
- 10 500L French Oak puncheon barrels
- Additional traditional wine and whisky barrels as space allows
- Approximately 25 guest taps as well as 6 house beers
- Aggressive bottle and can reserve collection. Aiming for the most well curated and deepest beer list in the industry plus the cleanest and best matched glassware.



II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer had previously accepted a term sheet from Plains State Bank for $1.67MM in SBA debt financing. Since the time of our NextSeed fundraise, Plains State Bank decided to withdraw from the Central Texas region and cancel any loans in the approval process without much warning. They subsequently lost key personnel in the central region due to their actions. This required a major pivot for the Issuer, as the team was left holding the bag so to speak. After working through possibilities with other banks in the region, the Brewer's Table placed the loan at Green Bank who acquired the SBA personnel from Plains State Bank and who the Issuer had developed a strong relationship with as they were very familiar with loan package already. The process of transferring a tentative loan to a new bank added months of due diligence by Green Bank and heavily contributed to delays.

Unfortunately, this could not be foreseen as it was a sudden decision by Plains State Bank. Through the end of 2016 and early 2017, the Issuer worked diligently to get the loan package complete. Green Bank has now moved the loan package into underwriting and the Issuer hopes to close and fund the loan in spring of 2017, at which time we can commence construction.

The good news is that the Issuer was able to maintain the guarantors on the loan as previously intended without diluting investor equity any further by adding additional guarantors.

As part of that process, the Issuer is seeking to lower the debt financing to $1.4MM to increase returns to investors and speed up payback timelines on all notes including NextSeed. The additional capital will be provided by current equity investors.

As soon as the loan has completed underwriting and bank closing, the Brewer's Table is ready to commence construction. The Issuer are now shooting for a summer grand opening.

EXISTING SECURITIES AS OF END OF 2016

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Interests	60	60	10 voting rights per unit	Set forth in the limited liability agreement of the Issuer ("*LLC Agreement*")
Class B Membership Interests	30	19.26	1 voting right per unit	Preferential distribution of 75% of distributable cash until shareholders receive 1.25x of investment; afterwards, pro-rata distribution with holders of Class A membership interests
NextSeed Notes	$300,000	$300,000	None	Set forth in the note purchase agreement among the Issuer and the Investors



Currently, Brewer's Table Holdings, LLC holds 60 units of Class A membership interests. There are no other beneficial owners that individually own 20% or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

*Note: The holders of Class A and Class B shares are holders of equity interests ("**Equity Interests**") in the Issuer, distinct from the Securities offered to investors through the Offering. The Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes.*

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes	Section 4(a)(6)	$200,000 - $300,000	$300,000	To finance the buildout of the restaurant
May 1, 2016 ~ July 31, 2016	Section 4(a)(2) of the Securities Act and/or Regulation D	30 units of Class B Membership Interests	19.26 Class B Membership Units ($481,500)	To finance the buildout of the restaurant

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2016

None, other than NextSeed Securities.



III.   KEY PERSONS

OFFICERS OF THE ISSUER

Jacob Maddux

Manager, January 2016 - Present

A craft beer professional with nearly 10 years of experience, Jake began his post-Marine Corps career in alcohol working in Napa Valley for Nickel & Nickel Winery as a wine educator and cellarman. The journey from Napa led to a position in the cellar at the world famous Anchor Brewing Company in San Francisco then onward to Fort Collins, CO to be a part of the great team at New Belgium Brewing.

Jake moved to Austin in 2010 to help open and run Thirsty Planet Brewing, where he was the brewer, delivery man, tap room manager and janitor. He produced many acclaimed beers including the Franklin Smoked Porter and the Jittery Monk Smoked Coffee Dubbel Ale. During his time at Thirsty Planet, Jake was named "Austin Craft Beer Personality of the Year" for 2012 and is well-known as a leader in the beer community in Austin and around the country. Jake also served as the Beverage Director at Salt & Time Butcher Shop and Salumeria, a rustic eatery in a butcher shop from March, 2013 to March, 2016.

Jake has also starred in several beer-related programs including "The Beer Diaries," "What's on Tap," and "Pubs, Pints and Pals" in addition to moderating panels at TechCrunch and the Texas Book Festival about beer and food. He has hosted the annual Austin Beer Guide Awards in 2014 and 2015 and was a panelist for the Austin Chronicle feature "The Official Beer of Austin."

Ali Sabzevari

Manager, January 2016 - Present

Ali is the cofounder and managing member of an Austin-based private investment group (Lonestar Syndicate, founded in August 2011) and a consulting firm (Lonestar Syndicate Consulting, founded in May 2012), focused on helping scale brick and mortar small businesses in the Austin community. He has developed a reputation in Austin as a knowledgeable advisor to the city's creative entrepreneurs.

Ali's business experience in the last three years also includes management of:

-   **Craftsman Bar**, a restaurant and bar in Austin, TX

    Chief Operating Officer, June, 2014 – Present

-   **Progress Coffee Roasting**, an independent coffee roaster in Austin, TX

    Managing Member, March, 2016 – Present

-   **Revival Cycles, Inc.**, a motorcycle repair shop in Austin, TX

    Director of Operations, May, 2015 – February, 2016

-   **Helm Boots USA, Inc.**, a premium leather footwear manufacturer in Austin, TX

    Director of Operations, April, 2015 – February, 2016



IV.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's limited operating history makes it difficult to evaluate its prospects and the merits of purchasing the Securities offered.

The Issuer has been recently formed and has only a very limited history of operations upon which you can evaluate its business. The Issuer is wholly dependent on the proceeds from the sale of the Securities offered hereby as well as the additional sources of capital described in this Disclosure to sustain its operations and to carry out its business strategy. There can be no assurance that the Issuer will achieve its business objectives or that its proposed plan of business can be developed in the manner contemplated. You must consider the Issuer's prospects in light of the risks, expenses and challenges it might encounter because it is at an early stage of development in new and developing markets. The Issuer may not successfully address these risks, and its business strategy may not prove successful. If not, investors may lose all or substantially all of their investment.

Since the inception of its operations, as currently constituted, through the date of this Offering, the Issuer has recorded no revenues. As a result, the Issuer is totally dependent on the receipt of funds from this Offering, its business plan, and the future sales of its products and services in order to achieve profitability.

The Issuer expects that its expenses will continue to increase significantly as the Issuer, among other things:

- secure premises for its operations and services
- Increase its infrastructure and personnel in order to support its anticipated growth
- develop and implement its marketing, advertising and sales activities

The Issuer may not generate a sufficient level of revenues to offset these expenditures, and the Issuer may be unable to adjust spending in a timely manner to respond to any failure to increase its revenues. Even if the Issuer does achieve profitability, it may not be able to sustain or increase profitability.



The Issuer expects its future financial results to fluctuate significantly, and a failure to increase our revenues or achieve profitability may disappoint investors and result in a decline in the value of the Issuer.

Because of its limited operating history, the Issuer does not have any historical information to predict demand for its services and trends that may emerge in its target markets. Moreover, because most of its expenses - such as employee compensation and lease payment obligations - will be relatively fixed in the short term, the Issuer may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels in any particular period. As a result, it is likely that in some future quarters or years, the Issuer's operating results will fall well below the expectations of investors.

Furthermore, the Issuer expects its future quarterly and annual operating results to fluctuate significantly as it attempts to implement its service offerings in its target market. The Issuer's revenues, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in its control.

These factors include:

- Market acceptance of the Issuer's services and products, sales and marketing efforts and pricing changes by its competitors
- Amount and timing of expenditures needed to produce its proposed results
- The Issuer's ability to successfully implement its marketing, advertising and sales activities
- Its ability to successfully recruit, hire and retain key employees
- General economic conditions affecting its industry.
- Acts of terrorism

Although not anticipated, the Issuer may need additional funding beyond the proceeds received from this Offering in the near term, and if the Issuer cannot raise such additional funding, its ability to continue as a going concern will be significantly impaired.

In support of its current cash projections, the Issuer may need additional funding to successfully implement its current business strategy within twenty-four (24) months of the closing of this Offering. Under such circumstances, the Issuer would likely seek such funding through public or private sales of its equity securities. However, additional financing might not be available on reasonable terms, if at all. If the Issuer cannot obtain additional funding as needed, its ability to continue as a going concern will be significantly impaired.

The Issuer's financial condition and results of operations will depend on its ability to manage future growth effectively. The Issuer's strategy calls for its business to grow significantly in the years ahead. The Issuer's ability to sustain continued growth depends on its ability to identify and evaluate the desires of its target customers. Accomplishing such a result is largely a function of the management team's ability to stay focused and alerted to movements and legislation within the industry, as well as, vendor related issues. Any failure to effectively manage its future growth could have a material adverse effect on the Issuer's business, financial condition and results of operations.

The Issuer relies, and will continue to rely, heavily on key relationships with third-parties to achieve its business objectives. The failure to maintain these relationships or the failure to produce the anticipated



results from any of these relationships could have a material adverse impact on its business, financial condition and results of operations.

Competition Risks

The Issuer operates in a competitive market and face competitors with greater resources, which may make it more difficult for it to achieve any significant market penetration.

The markets that the Issuer serves and intends to serve are consistent yet rapidly evolving, and competition in each is intense and expected to increase significantly in the future. Most of the companies that the Issuer competes against have built large and established businesses and have much greater financial and human capital resources. While the Issuer believes that it is positioned well within its targeted markets, the Issuer's relative position in the overall industry is small.

There can be no assurance that the Issuer will be able to similarly build such successful businesses or offer services that are competitive with its competitors' service offerings. Because most of its competitors have substantially greater resources than the Issuer does, they may, among other things, be able to undertake more aggressive marketing and pricing strategies, obtain more favorable pricing from vendors and make more attractive offers to strategic partners than the Issuer can. Therefore, the Issuer may be unable to successfully compete against numerous companies in its target markets.

Personnel Risks

The Issuer's future success depends in large part upon attracting and retaining key sales, operations, and senior management personnel. If the Issuer loses its key personnel or is unable to attract and retain additional key personnel, the Issuer may be unable to implement its business strategy or pursue new opportunities. The loss of the services of any of its key employees, particularly if lost to competitors, may significantly delay or prevent the achievement of the Issuer's business objectives and may adversely affect its strategic direction. In addition, the Issuer does not maintain key person life insurance for any of its personnel, but plan on obtaining Key Man Life Insurance after funding.

The Issuer's future success will also depend on its ability to identify, recruit, train and retain additional qualified and skilled personnel. The Issuer may be unable to attract and retain personnel with the qualifications necessary for the further development of its business. If the Issuer fails to attract and retain personnel, particularly management and industry personnel, the Issuer may not be able to execute on its business plan.

Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant



number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue and product. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain food items are perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Reputational Risks

Adverse publicity concerning the quality of the food and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Operational Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.



The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The Issuer is planning to open in Austin. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Landlord Risks

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges, and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in Austin is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about



the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks



Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.



There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.



V.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Ali Sabzevari	Manager	Advance from an entity owned or controlled by the specified party	$2,600
Ali Sabzevari	Manager	Investment in Class B units from an entity owned or controlled by the specified party	$306,500

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.



Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.caskandcoal.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Brewer's Table
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	381,320.44
Other Current Assets	
1300 · Inventory	2,024.70
Total Other Current Assets	2,024.70
Total Current Assets	383,345.14
Fixed Assets	
1500 · Property and Equip.	
1530 · Leasehold Improvements	
1535 · COA Transformer & Pole	17,739.21
Total 1530 · Leasehold Improvements	17,739.21
1540 · Furniture and Equipment	
1544 · Bar Equipment	24.90
1544d · Brewing Equipment	2,209.13
1540 · Furniture and Equipment - Other	1,021.79
Total 1540 · Furniture and Equipment	3,255.82
1550 · Shelving & Storage	83.86
1555 · Kitchen Equipment & Supplies	669.81
1560 · Tablewares	1,513.62
Total 1500 · Property and Equip.	23,262.32
Total Fixed Assets	23,262.32
Other Assets	
1600 · Other Assets	
1610 · Deposits	45,000.00
1620 · Organizational Costs	
1621 · Legal	14,037.77
1622 · Bookkeeping	6,500.00
1623 · Office Supplies & Printing	147.97
1624 · Email & Web Hosting	126.64
1627 · Bank Fees	135.00
1628 · NextSeed Crowdfunding	26,087.61
Total 1620 · Organizational Costs	47,034.99
1630 · Pre-opening Expenses	
1631 · Consulting	11,930.32
1632 · PR Agency Fees	16,291.08
1633 · Marketing	
1633a · Graphic Design	11,500.00
1633b · Consulting	33,300.00
1633c · Event Rental & Supplies	13,299.04
1633e · Give-aways	38.93
1633 · Marketing - Other	7,503.84
Total 1633 · Marketing	65,641.81
1634 · Photography	3,550.00
1636 · Architecture & Engineering	82,525.20
1636a · Construction Services	1,665.00
1636b · Design & Build Services	154.13
1637 · Menu & Service Development	18,137.42
1638 · Salaries, Wages & Taxes	20,857.81
1638a · Employee Expenses	848.56
1639 · Rent	40,738.50
1639a · Travel	4,814.40
Total 1630 · Pre-opening Expenses	267,154.23

Brewer's Table
Balance Sheet
As of December 31, 2016

	Dec 31, 16
1650 · Other	4,519.14
Total 1600 · Other Assets	363,708.36
Total Other Assets	363,708.36
TOTAL ASSETS	**770,315.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	12,552.10
Other Current Liabilities	
2200 · Payroll Taxes Payable	3,388.01
2605 · COA Utilities Transformer Pole	14,429.10
Total Other Current Liabilities	17,817.11
Total Current Liabilities	30,369.21
Long Term Liabilities	
2700 · Notes Payable	300,000.00
Total Long Term Liabilities	300,000.00
Total Liabilities	330,369.21
Equity	
3000 · Shareholders' Equity	
3400 · Owners Draw - Jake Muddox	-29,900.00
3410 · Owners Draw - Ali Sabzevari	-5,153.39
Total 3000 · Shareholders' Equity	-35,053.39
30000 · Opening Balance Equity	
30001 · John Kemp Investment	50,000.00
30002 · Glad Post LLC Investment	50,000.00
30003 · Lonestar Syndicate - Class B	300,000.00
30004 · Ethan Parker Investment	25,000.00
30005 · Margaret Wiley Investment	50,000.00
Total 30000 · Opening Balance Equity	475,000.00
Total Equity	439,946.61
TOTAL LIABILITIES & EQUITY	**770,315.82**

Brewer's Table – East Austin LLC

I, Ali Sabzevari, the Managing Member of Brewer's Table Holdings, LLC, the sole Class A member of Brewer's Table – East Austin LLC, certify that the financial statements of Brewer's Table – East Austin LLC included in this Form are true and complete in all material respects.

By: Brewer's Table Holdings, LLC,
Its: sole Class A member

DocuSigned by:

Ali Sabzevari

5119199455A54F5...

Name: Ali Sabzevari
Title: Managing Member

THE BREWER'S TABLE



